EXHIBIT 99.1

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our audit report dated March 3, 2006 on the consolidated financial statements of Quest Capital Corp. as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
March 3, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.